Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL COMMENCES OPERATIONS IN TAMPICO

•	With the addition of Tampico, AXTEL now provides local telecommunications services in eighteen cities in Mexico;

•	Greater Tampico has a population of approximately 750,000 inhabitants.

San Pedro Garza García, Mexico, March 22, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) a Mexican fixed-line integrated telecommunications company, announced yesterday the official startup of operations in Tampico, Tamaulipas, and the surrounding municipalities of Ciudad Madero and Altamira.

Tomas Milmo Santos, Chairman and Chief Executive Officer of AXTEL, addressed a group of local dignitaries, followed by the inaugural AXTEL call made by Eugenio Hernandez Flores, Governor of Tamaulipas.

The event was also attended by Fernando Azcarraga Lopez, Major of Tampico, Juvenal Hernandez Llanos, Major of Altamira, and Guadalupe Gonzalez Galvan, Major of Ciudad Madero, as well as important local businessmen and representatives of the media, who witnessed the actual start of competition of fixed telephony services in Tampico and its surrounding municipalities.

AXTEL’s network in greater Tampico already covers 95% of the population, with telephone, Internet, and advance data services for users in the residential and business sectors.

The direct investment by AXTEL in greater Tampico will be approximately $25 million dollars over the next five years.

“We are celebrating this opportunity presented to AXTEL by both the local authorities and community to offer AXTEL’s comprehensive telecommunications services to residential and business customers. We are confident that AXTEL’s presence in

Tampico, Cuidad Madero and Altamira, will be welcomed by the community and will translate into long-standing business relationships”, stated Antonio de Nigris Sada, Northern Region Director of AXTEL.

AXTEL reported 792 thousand lines in service at the close of 2006, and will invest $210 million dollars nationwide in 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 18 cities and long distance telephone services to business and residential customers in over 200 cities. The eighteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato and Tampico.

Visit AXTEL on the web at www.axtel.com.mx